UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MedCath Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

58404W 10 9

(CUSIP Number)

November 29, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	58404W 10 9

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
MedCath 1998 LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]

(b)	[X]

3. SEC Use Only

4. Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	3,968,522

	6. Shared Voting Power	0

	7. Sole Dispositive Power	3,968,522

	8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person		3,968,522

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)		18.9%

12. Type of Reporting Person (See Instructions)		OO

CUSIP NO.	58404W 10 9

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
KKR 1996 Fund L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]

(b)	[X]

3. SEC Use Only

4. Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	3,968,522

	6. Shared Voting Power	0

	7. Sole Dispositive Power	3,968,522

	8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person		3,968,522

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)		18.9%

12. Type of Reporting Person (See Instructions)		PN

CUSIP NO.	58404W 10 9

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
KKR Associates 1996, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]

(b)	[X]

3. SEC Use Only

4. Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	3,968,522

	6. Shared Voting Power	0

	7. Sole Dispositive Power	3,968,522

	8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person		3,968,522

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)		18.9%

12. Type of Reporting Person (See Instructions)		PN

CUSIP NO.	58404W 10 9

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
KKR 1996 GP L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]

(b)	[X]

3. SEC Use Only

4. Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	3,968,522

	6. Shared Voting Power	0

	7. Sole Dispositive Power	3,968,522

	8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person		3,968,522

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)		18.9%

12. Type of Reporting Person (See Instructions)		OO

This Amendment No. 1 amends and supplements the Schedule 13G of the reporting persons filed with the United States Securities and Exchange Commission on February 19, 2002, with respect to the common stock, $0.01 par value per share, of MedCath Corporation, a Delaware corporation, beneficially owned by the reporting persons.

Item 1.

(a)

Name of Issuer

MedCath Corporation

(b)

Address of Issuer’s Principal Executive Offices

10720 Sikes Place, Suite 300
Charlotte, North Carolina 28277

Item 2.

(a)

Name of Person Filing

MedCath 1998 LLC
KKR 1996 Fund L.P.
KKR Associates 1996, L.P.
KKR 1996 GP L.L.C.

(b)

Address of Principal Business Office or, if none, Residence

c/o Kohlberg Kravis Roberts & Co.
9 West 57th Street, Suite 4200
New York, New York 10019

(c)

Citizenship

See Item 4 of each cover page.

(d)

Title of Class of Securities.

Common stock, $0.01 par value per share

(e)

CUSIP Number.

58404W 10 9

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:  Not applicable

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

(a)

Amount beneficially owned:

MedCath 1998 LLC holds directly, and has sole voting and dispositive power with respect to 3,968,522 shares of common stock, $0.01 par value per share (the “Common Stock”), of MedCath Corporation.  As the managing member of MedCath 1998 LLC, KKR 1996 Fund L.P. may be deemed to be the beneficial owner of the shares of Common Stock held by MedCath 1998 LLC.  As the sole general partner of KKR 1996 Fund L.P., KKR Associates 1996, L.P. may also be deemed to be the beneficial owner of the shares of Common Stock held by MedCath 1998 LLC.  As the sole general partner of KKR Associates 1996, L.P., KKR 1996 GP L.L.C. may also be deemed to be the beneficial owner of the shares of Common Stock held by MedCath 1998 LLC.

KKR 1996 GP L.L.C. is a Delaware limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Johannes P. Huth, Todd A. Fisher and Alexander Navab, Jr.  Each of these individuals may be deemed to share beneficial ownership of any shares of Common Stock beneficially owned by KKR 1996 GP L.L.C., but each of such individuals disclaims any such beneficial ownership of such shares of Common Stock.

(b)

Percent of class:

See Item 11 of each cover page, which is based upon Item 5 of each cover page.  See Item 4(a) above.

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii)

Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii)

Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv)

Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.

Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

 Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDCATH 1998 LLC

By:

KKR 1996 Fund L.P., managing member

By:

KKR Associates 1996, L.P., general partner

By:

KKR 1996 GP L.L.C., general partner

By:

          /s/ Richard J. Kreider

Name:

Richard J. Kreider

Title:

Attorney-in-fact for Henry R. Kravis,

Managing Member

KKR 1996 FUND L.P.

By:

KKR Associates 1996, L.P., general partner

By:

KKR 1996 GP L.L.C., general partner

By:

          /s/ Richard J. Kreider

Name:

Richard J. Kreider

Title:

Attorney-in-fact for Henry R. Kravis,

Managing Member

KKR ASSOCIATES 1996, L.P.

By:

KKR 1996 GP L.L.C., general partner

By:

          /s/ Richard J. Kreider

Name:

Richard J. Kreider

Title:

Attorney-in-fact for Henry R. Kravis,

Managing Member

KKR 1996 GP L.L.C.

By:

          /s/ Richard J. Kreider

Name:

Richard J. Kreider

Title:

Attorney-in-fact for Henry R. Kravis,

Managing Member

February 9, 2007

EXHIBITS

Exhibit 1

Joint Filing Agreement (already on file)

Exhibit 2

Power of Attorney (already on file)